Jupai Holdings Limited
Yinli Building, 8/F

788 Guangzhong Road

Jingan District, Shanghai, 200072

The People’s Republic of China

Via EDGAR

August 29, 2017

Hugh West, Accounting Branch Chief

Lory Empie, Staff Accountant

Office of Financial Services

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

RE:	Jupai Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 7, 2017
File No. 001-37485

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated August 16, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”).  The Staff’s comments are repeated below in bold and followed by the response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

Key Components of Our Results of Operations

Amount of Assets Under Our Management, page 74

1.                                      Please revise your future filings to include a roll-forward of your assets under management (AUM) by product type (i.e. fixed income, real estate, private equity, venture capital, public markets, etc.) for each period presented. Your roll-forward should include inflows (e.g. contributions) and outflows (e.g. distributions or redemptions) on a disaggregated basis, market appreciation / depreciation, and the impact of foreign exchange rates.

The Company acknowledges the Staff’s comment and will include the referenced disclosure of inflows (asset growth) and outflows (asset expiration or liquidation upon maturity) of its assets under management (“AUM”) in its future filings. The Company respectfully advises the Staff that the values of almost all its AUM are recorded at the historical costs of those assets. The Company submits to the Staff that interim changes in the market value of the Company’s AUM have no direct impact on the Company’s asset management fee, which is calculated based on the historical cost of the relevant assets instead of fair market value of assets. The investment performance of the Company’s AUM for fixed income products and private equity or venture capital fund products is not determinable until the winding up of the relevant funds. Accordingly, the Company does not accrue performance-based income based on net asset value before the winding up of the relevant fund. Performance-based income from public market products were not material for 2015 and 2016. Due to the above analysis and reasons, the Company believes that it would be adequate to disclose only the historical cost roll-forward of its AUM. Similarly, the values of AUM denominated in currencies other than Renminbi are translated into Renminbi at the time those assets are contributed by investors to the Company without interim value adjustments solely due to changes in foreign exchange rates. As such, the impact of foreign exchange rates is not included in the roll-forward. Using the data from 2016 as an example, the Company proposes to include the disclosures in the format below in its future Form 20-F filings for each period presented.  In that connection, the Company respectfully advises the Staff that it plans to aggregate real estate and other fixed income products under “Fixed Income Products” in its future filings.

	Year Ended December 31,
	2015		Inflows	Outflows	2016
	Balance (RMB in millions)%		(RMB in millions)	(RMB in millions)	Balance (RMB in millions)%
Fixed Income products	5,315.1	42.5%	20,693.0	(7,847.0)	18,161.1	50.3%
Private equity or venture capital fund products	5,695.4	45.6%	9,275.3		14,970.7	41.4%
Public market products	1,007.7	8.1%	2,305.4	(332.8)	2,980.3	8.2%
Other products	475.4	3.8%	29.2	(475.4)	29.2	0.1%
	12,493.6	100%	32,302.9	(8,655.2)	36,141.3	100%

2.                                      In addition to our comment above, and for each period presented, please include a comprehensive analysis detailing the reasons for the increases/decreases for each of the significant components identified in your roll-forward, as well as your weighted average fee rates by product.

The Company acknowledges the Staff’s comment and will include the referenced analysis for each period presented in its future filings. With respect to the reasons for the changes in roll-forward, using the data from 2016 as an example, the Company proposes to include the following analysis in its future filings:

The total amount of Assets Under Management was RMB36.1 billion as of  December 31, 2016, an increase of RMB23.7 billion, or 189%, from RMB12.5 billion as of December 31, 2015. The net increase was due to:

Inflows of RMB32.3 billion contributions related to:

•                     RMB20.7 billion in fixed income products primarily due to RMB19.4 billion raised for products with underlying assets in real estate;

•                     RMB9.2 billion in private equity or venture capital fund products driven by RMB3.8 billion raised for products in TMT (“Telecommunication, Media and Technology”) industry, and RMB1.1 billion raised for products in consumer discretionary industry, and the remaining in various industries, such as  healthcare ;

•                     RMB2.3 billion in public market products mainly related to private investments in public companies.

Outflows of RMB8.7 billion attributable to:

•                     RMB7.8 billion in fixed income products primarily due to RMB7.1 billion liquidation of products with underlying assets in real estate upon maturity.

Furthermore, the Company will disclose in its future Form 20-F filings an analysis on its weighted average fee rates by product types (i.e. fixed income, private equity, venture capital, public market and other products) for each period represented.

*               *               *

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86 21 6026 9003 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4863.

Very truly yours,

/s/ Min Liu
Min Liu
Chief Financial Officer

cc:                                Jianda Ni, Chairman of the Board and Chief Executive Officer, Jupai Holdings Limited

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Alan Hu, Deloitte Touche Tohmatsu Certified Public Accountants LLP